UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES

EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS

UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-13758

PHAROL, SGPS S.A.

(Exact name of registrant as specified in its charter)

Rua Joshua Benoliel, 1, 2C, Edifício Amoreiras Square

1250-133 Lisbon, Portugal

+351 215001701

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares*

American Depositary Receipts, each representing one Ordinary Share

(Title of each class of securities covered by this Form)

*     Not for trading, but only in connection with the registration of American Depositary Receipts pursuant to requirements of the Securities and Exchange Commission (the “Commission”).

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1.  Exchange Act Reporting History

A.  Pharol, SGPS S.A. (the “Company”) (formerly known as Portugal Telecom, SGPS, S.A.) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on June 1, 1995.

B.  The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form 15F, and the Company has filed at least one annual report under Section 13(a).

Item 2.  Recent United States Market Activity

American Depositary Receipts (“ADRs”) representing the Company’s ordinary shares were last sold by the Company in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”) on December 5, 2000. References to the Company’s ordinary shares in this Form include, where applicable, ordinary shares that are represented by ADRs.

Item 3.  Foreign Listing and Primary Trading Market

A.  The Company’s ordinary shares are listed for trading on the regulated market Euronext Lisbon (the “Euronext Lisbon”), which constitutes the primary trading market for the Company’s ordinary shares.

B.  The date of the initial listing of the Company’s ordinary shares on the Euronext Lisbon was June 1, 1995. The Company has maintained a listing of its ordinary shares on the Euronext Lisbon for at least the 12 months preceding the filing of this Form 15F.

C.  The percentage of trading in the Company’s ordinary shares that occurred in Lisbon during the 12-month period ended March 31, 2016 was 81.20%.

Item 4.  Comparative Trading Volume Data

A.  The first and last days of the 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Exchange Act were April 1, 2015 and March 31, 2016 (the “Applicable Period”).

B.  For the Applicable Period, the average daily trading volume of the Company’s ordinary shares and ADRs (when expressed in terms of the underlying ordinary shares) in the United States was 179,984 and on a worldwide basis was 12,573,398.

C.  During the Applicable Period, the average daily trading volume of the Company’s ordinary shares and ADRs (when expressed in terms of the underlying ordinary shares) in the United States as a percentage of the average daily trading volume for the Company’s collective ordinary shares and ADRs (when expressed in terms of the underlying ordinary shares) on a worldwide basis was 1.43%.

D.  The Company filed a Form 25 to voluntarily delist its ADRs and underlying ordinary shares from trading on The New York Stock Exchange (“NYSE”) on March 19, 2015, and the delisting of such ADRs and underlying shares became effective on March 30, 2015 (with March 27, 2015 being the last day of trading on the NYSE). As of March 31, 2015, the average daily trading volume of the Company’s ordinary shares and ADRs (when expressed in terms of the underlying ordinary shares) in the United States as a percentage of the average daily trading volume for the Company’s ordinary shares on a worldwide basis for the preceding 12-month period was 5.68%.

E.  The Company has not terminated its sponsored ADR facility regarding its outstanding ADRs.

F.  The source of trading volume information used by the Company for determining whether the Company meets the requirements under Rule 12h-6 is Bloomberg L.P., including for securities exchange and over-the-counter trading in the United States and worldwide.

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Item 5.  Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

The Company issued a press release on April 26, 2016 disclosing its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act. The Company’s press release was distributed in the United States via PRNewswire and was submitted under cover of a Form 6-K filed by the Company with the Commission on April 26, 2016.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The address of the Internet Web site on which the Company will publish information required pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act is www.pharol.pt.

PART III

Item 10. Exhibits

Not applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) the average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) it otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Pharol, SGPS S.A. has duly authorized the undersigned persons to sign on its behalf this certification on Form 15F. In so doing, Pharol, SGPS S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

PHAROL, SGPS S.A.

/s/ Luís Maria Viana Palha da Silva
Luís Maria Viana Palha da Silva
Chairman of the Board of Directors

April 26, 2016

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